This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Minerals Inc.

Cathedral Place

Suite 1304 – 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

July 11, 2006

Item 3.

Press Release

Issued on July 11, 2006, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Minerals Inc. is pleased to announce it has received an “Authorization for Uranium Exploration and Group 2 Minerals” covering 50,262 square kilometers of prospective land in northeast Mali, West Africa (the “Permits”).  The Permits were issued by the Ministry of Mines and Energy and provide the Company with a renewable period for prospecting and selection of lease areas.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Praveen Varshney

Peeyush K. Varshney

President and Director

Secretary and Director

Suite 1304 – 925 West Georgia St.

Suite 1304 – 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 11th day of July 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Tuesday, July 11, 2006

Contact:

Investor Relations

(No.2006-07-22)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Acquires Extensive Uranium Exploration Rights

in Mali, West Africa

Vancouver, British Columbia – July 11, 2006 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (the “Company”) is pleased to announce it has received an “Authorization for Uranium Exploration and Group 2 Minerals” covering 50,262 square kilometers of prospective land in northeast Mali, West Africa (the “Permits”).  The Permits were issued by the Ministry of Mines and Energy and provide the Company with a renewable period for prospecting and selection of lease areas.

The Permit areas were targeted and selected on the basis of historic exploration records and the similarity of the geology of the area to the uranium producing regions of Niger, immediately east of the Permit area.  The Company has previously submitted applications for two exploration licenses in prospective regions of northwest Niger which is the world’s fourth largest uranium producing country.

Uranium exploration in northeast Mali was conducted by Power Reactor & Nuclear Fuel Development Corporation (PNC) of Japan from 1974 – 1981, seeking “roll-front” style uranium mineralization.  Roll-front mineralization is potentially amenable to low-cost, environmentally friendly in-situ leach extraction methods.  Four project areas were identified, which received significant historic drilling.  Uranium values up to 0.26% U3O8 have been reported from historic records (non-43-101 compliant).

The Company has retained SRK Exploration Services, based in Cardiff, UK, to manage the exploration and evaluation of these areas.  SRK is a leading international consulting firm, with extensive experience throughout Africa.  The Company is now preparing detailed geological and exploration reports, targeting the most prospective portions of the Permits.

Keith Laskowski, VP Exploration commented “The Mali uranium Permits provide Northern Canadian with a strategic opportunity to expand our uranium potential in this region, by applying aggressive exploration strategies.  The potential for ISL uranium production from this region has received little historic consideration, which makes this a very exciting target.  We can also demonstrate our commitment to the region, as we await our license applications in nearby Niger”.

Northern Canadian Minerals Inc. (NCA)

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium properties world wide.  The Company’s exploration programs are headed by Keith Laskowski (MSc., VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 25 years of exploration experience.  NCA is exploring two projects in the Athabasca Basin, including the CBE Project, located 8 km along trend from the Eagle Point uranium mine on the eastern margin of the Athabasca Basin in Saskatchewan and the Canyon Coin project, on the north side of the Athabasca Basin.  The company has three properties in southwest Nevada which are being examined, and the Company is evaluating uranium property acquisition opportunities in North America and Africa.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Minerals Inc.  The potential quantity and grade of the above described uranium deposits is based upon historic exploration reports obtained from SRK Exploration Services.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, President

Contact:

Investor Relations

Phone (604) 684-2181

info@northerncanadian.ca